Exhibit 99(c)

IN THE CIRCUIT COURT, FOURTH JUDICIAL CIRCUIT, IN AND FOR DUVAL COUNTY, FLORIDA

CASE NUMBER:
DIVISION:

PETER H. FORSTER and CAROLINE	)
E. MUHLENKAMP,	)
)
Plaintiffs,	)
)
v.	)
)
DPL INC., an Ohio corporation,	)
THE DAYTON POWER AND LIGHT CO.,	)
an Ohio corporation, and	)
MVE, INC., an Ohio	)
corporation,	)
)
Defendants.	)
)

COMPLAINT

          Plaintiffs, Peter H. Forster and Caroline E. Muhlenkamp, by their undersigned counsel, for their complaint against defendants DPL Inc. (“DPL”), The Dayton Power and Light Company (“DP&L”), and MVE, Inc. (“MVE”) (collectively, the “DPL Companies”), allege the following:

Nature of the Action

1.       Despite years of exemplary performance in their leadership roles at the DPL Companies, during which time the DPL Companies, a diversified regional energy group, matured and expanded into a multi-billion dollar corporation with an innovative billion dollar investment portfolio, Plaintiffs were forced to resign from their executive positions on May 16, 2004.  In their resignations, Plaintiffs specifically reserved all of their rights under their respective consulting and employment agreements with the DPL Companies.  Since that time, the DPL Companies have reneged or threatened to renege on those numerous obligations, and have refused to pay Plaintiffs any of their outstanding compensation, expenses, or balances in the investment accounts.  The DPL Companies’ actions constitute patent violations of the parties’ respective agreements.

2.       The consulting agreement of Mr. Forster, dated December 31, 1996 (“Forster Agreement”),1and employment agreement of Ms. Muhlenkamp, dated December 14, 2001 (“Muhlenkamp Agreement”),2each provide that, in the event

1          The Forster Agreement includes subsequent amendments, modifications and clarifications dated through February 3, 2004.  A true and correct copy of the Forster Agreement, related amendments, and agreements incorporated by reference therein are attached hereto as Exhibit A.

2          The Muhlenkamp Agreement includes subsequent amendments, modifications and clarifications dated through and including February 4, 2004.  A true and correct copy of the Muhlenkamp Agreement and related agreements incorporated by reference therein are attached hereto as Exhibit B.

of a termination for any reason, each would receive the full amount of his or her deferred compensation balances in Plaintiffs’ investment accounts held in the Master Trust, the automatic vesting of any of his or her unvested stock options, the cash value of restricted stock units, accrued dividends and interest, as well as certain severance, other benefits and expenses.

3.       The compensation system at the DPL Companies worked as it should; a deal was made and a contract was struck.  The Defendants agreed on a payment for services and Plaintiffs have rendered those services.  The agreed upon payment for services provides Plaintiffs with future compensation deriving from the performance of the financial portfolio Plaintiffs created and maintained.

4.       Nevertheless, the DPL Companies have breached their contracts with Plaintiffs by causing to be leaked to the press confidential memos and draft internal investigations containing all manner of unsubstantiated rumors, innuendo and gossip about Plaintiffs, and then claiming that the resulting furor disabled Plaintiffs from continuing to function on behalf of the DPL Companies.

5.       Among Defendants’ unfair and inappropriate efforts to absolve themselves of their contractual compensation obligations, and strip Plaintiffs of the rights they are specifically guaranteed under their respective employment and consulting agreements, Defendants have:

undermined Plaintiffs’ authority and responsibility to manage the DPL Companies by systematically excluding Plaintiffs from discussions on corporate financial issues and strategic planning, and acted without Plaintiffs’ insight and approval on matters vital to the management of the DPL Companies;

subverted Plaintiffs’ roles at the DPL Companies and constructively terminated Ms. Muhlenkamp and gave Mr. Forster good reason to terminate his consulting agreement by excluding them from critical meetings and decisions and secretly “managing” the DPL Companies around Plaintiffs while holding them out publicly to be in charge;

belatedly and baselessly challenged and delayed Plaintiffs’ compensation and reimbursement despite approval of Plaintiffs’ compensation arrangements by the appropriate persons and entities within the DPL Companies;

improperly used a “review” of the DPL Companies’ financial statements to further discredit Plaintiffs; and

attempted to discredit Plaintiffs’ management of the DPL Companies, to intimidate them into relinquishing their rights to manage the DPL Companies as set forth in their agreements or to otherwise cause their ouster.

          1.          Plaintiffs therefore bring this action for damages and other equitable relief for breach of contract and conversion arising from the breaches and threatened breaches of Plaintiffs’ employment and consulting agreements by the Defendants.

Parties

          2.          Plaintiff Peter H. Forster is, and has been since 1997, a resident of the State of Florida with an address at 891 Ponte Vedra Boulevard, Ponte Vedra Beach, Florida 32082.

          3.          Plaintiff Caroline E. Muhlenkamp is, and has been since 2002, a resident of the State of Florida with an address at 5210 Village Way, Amelia Island, Florida 32034.

          4.          Defendant DPL is an Ohio corporation with its principal place of business currently located at 1065 Woodman Drive, Dayton, Ohio 45432.  DPL is a diversified regional energy company.  Until May 16, 2004, many of DPL’s management and consulting functions were performed in or through the Florida home offices of Mr. Forster and Ms. Muhlenkamp.  Numerous DPL Board meetings, Compensation Committee meetings, and Audit Committee meetings during the past two years took place in the State of Florida.

          5.          Defendant DP&L is an Ohio corporation and a subsidiary of DPL with its principal place of business currently located at 1065 Woodman Drive, Dayton, Ohio 45432.  DP&L is a regulated electric company that serves a 6,000 square mile area of west central Ohio.  Until May 16, 2004, many of DP&L’s management and consulting functions were performed in or through the Florida home offices of Mr. Forster and Ms. Muhlenkamp.  Numerous DP&L Board meetings took place within the State of Florida.

          6.          Defendant MVE is an Ohio corporation with its principal place of business currently located at 1065 Woodman Drive, Dayton, Ohio 45432.  Until May 16, 2004, many of MVE’s management and consulting functions were performed in or through the Florida home offices of Mr. Forster and Ms. Muhlenkamp.  Numerous meetings regarding MVE and the financial asset portfolio took place within the State of Florida.

Jurisdiction and Venue

          7.          Jurisdiction is proper in this Court pursuant to § 26.012, Fla. Stat. (1998) and §§ 48.193(1)(b), (f), (g) and (2), Fla. Stat. (2001).  Venue is proper because no less than fifteen company meetings between or among members of the DPL Board of Directors (the “DPL Board”) were held in Florida since 2002, including at least three in the Jacksonville area.  The DPL Companies engaged in business in the State of Florida in or through the offices maintained in Florida by the Chairman of DPL, the CEO of the DPL Companies, and the acting CFO of DPL and the President of MVE.  In addition, all members of the DPL Board maintain residences in Florida and regularly conduct business from and within Florida.  See § 47.011, Fla. Stat. (2001).

          8.          The DPL Companies breached contracts in the State of Florida by failing to perform acts required by the contracts to be performed in the State of Florida, and the causes of action alleged herein arise from their breaches of said contracts.

          9.          The DPL Companies committed tortious acts within Florida and the causes of action alleged herein against Defendants arise from the tortious acts they committed within Florida.  These tortious acts were expressly aimed at Mr. Forster and Ms. Muhlenkamp, Florida residents, and Defendants’ conduct had an adverse impact on these Florida residents.  Defendants’ conduct was not random, fortuitous or attenuated, and as a result of their conduct, Defendants should reasonably anticipate being haled into a Florida court.

Statement of Facts

The Agreements

          10.        Mr. Forster, a long-time employee of the DPL Companies, retired as an employee in 1996 and was retained by the DPL Companies as Chairman of the Board of, and independent consultant to, the DPL Companies.  He was responsible for long-term corporate strategy, acquisition and business combination activities, shareholder/investor relations, lending guidance and expertise to the Chief Executive Officer from time to time, and had primary responsibility for investment of all financial assets of the DPL Companies.

          11.        Upon termination for any reason, the Forster Agreement entitled Mr. Forster to, among other things:

a.	Consulting fees of $750,000 per year, through December 31, 2004;

b.	Director fees “and similar fees as are customarily paid to other non-employee directors of the Companies”;

c.	Automatic vesting of any unvested options under the DPL Companies’ Stock Option Plans;

d.	Distribution of the cash balance in Mr. Forster’s deferred compensation investment account;

e.	Conversion of approximately 925,000 stock incentive units (“SIUs”) to cash as of May 14, 2004 and the distribution of this cash to Mr. Forster;

f.	Payment of all expenses through May 16, 2004, plus any termination costs incurred;

g.

Continuation of the MVE Incentive Program Annex payments, which are annual bonus payments calculated in accordance with Annex A to the Forster Agreement, as follows:  2.75% of the investment portfolio’s annual investment return;

h.

Medical and dental benefits, including the standard medical plan that was available to management and professional employees of the DPL Companies in 1986, for Mr. Forster and his spouse for life and to any dependents of Mr. Forster for so long as his dependents would be covered under the plan;

i.

Legal fees and expenses “reasonably incurred by him in connection with this Agreement” including those “incurred in contesting or disputing any termination of this Agreement or in seeking to obtain or enforce any right or benefit provided herein”;

j.	Change of control severance, which is applicable for 36 months after a change in control if notice of termination is given within such period; and

k.

Indemnification against any and all liabilities and expenses, including attorneys’ fees, judgments, fines, settlements, etc., “incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative … by reason of any act or any omission to act.”

          12.        Ms. Muhlenkamp was employed as President of MVE in 1998, after eight years of service at the DPL Companies, and charged with, among other things, the management, monitoring and oversight of the non-utility investment portfolio activities of the DPL Companies.  Additionally, and pursuant to Section 1 of the Muhlenkamp Agreement that required Ms. Muhlenkamp to “perform such other and further duties and serve in such other capacities as may be assigned to her from time to time by DPL’s Board of Directors,” Ms. Muhlenkamp, at the DPL Board’s request, accepted an appointment as Group Vice President and Interim Chief Financial Officer of the DPL Companies in April 2003.  From April 2003 through May 2004, Ms. Muhlenkamp divided her efforts on behalf of the DPL Companies between two full-time positions as President of MVE and as Interim CFO of all of the DPL Companies.

          13.        The Muhlenkamp Agreement provides that Ms. Muhlenkamp is entitled to the following upon termination for any reason:

a.	Base salary of $456,000 per year through December 31, 2005;

b.	A Management Incentive Compensation Bonus (“MICP”) for 2004;

c.	A Key Employee Long-Term Compensation Award for 2004;

d.	Automatic vesting of any unvested options under the DPL Companies’ Stock Option Plans;

e.	Distribution of the cash balance in Ms. Muhlenkamp’s deferred compensation account;

f.	Compensation for accrued but unused vacation benefits;

g.	Conversion of approximately 64,856 SIUs to cash as of May 14, 2004 and the distribution of this cash to Ms. Muhlenkamp;

h.	Payment of all expenses through May 16, 2004, plus any termination costs incurred;

i.

Continuation of the MVE Incentive Program Annex payments, which are annual bonus payments calculated in accordance with Annex A to the Muhlenkamp Agreement as follows:  2.25% of the investment portfolio’s annual investment return;

j.	Expenses, executive office and private aircraft use during transition services;

k.

Medical and dental benefits, including the standard medical plan that was available to management and professional employees of the DPL Companies in 1986, for Ms. Muhlenkamp and her spouse for life and to any dependents of Ms. Muhlenkamp for so long as her dependents would be covered under the plan;

l.

Legal Fees and expenses “reasonably incurred by her in connection with this Agreement” including those “incurred in contesting or disputing any termination of this or related Agreement[s] or in seeking to obtain or enforce any right or benefit provided herein, regardless of outcome” unless a court determines a suit by Ms. Muhlenkamp was not brought in good faith;

m.	Change of control severance, which is applicable for 36 months after a change in control if notice of termination is given within such period; and

n.

Indemnification against any and all liabilities and expenses, including attorneys’ fees, judgments, fines, settlements, etc., “incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative … by reason of any act or any omission to act.”

          19.        A key element of Plaintiffs’ continued compensation under their respective contracts is the MVE Incentive Bonus, referred to as “Annex A.”  Annex A was negotiated and made part of Mr. Forster’s original consulting agreement in 1996 and approved by the DPL Board.  Subsequently, Ms. Muhlenkamp also became a participant in the Annex A incentive bonus plan.  Annex A provides a total annual bonus to participants Mr. Forster and Ms. Muhlenkamp of 5% of the annual investment return of the financial portfolio.  This bonus continues for the life of the investment vehicles entered into by Mr. Forster and Ms. Muhlenkamp on behalf of the DPL Companies.  The investments entered into typically have an investment period of seven to ten years.

          20.        The obligation to make payments pursuant to Annex A for the investment period by the DPL Companies, or their successor, continues beyond termination for any reason of Mr. Forster’s and/or Ms. Muhlenkamp’s respective agreements.  This provision is designed to ensure that Plaintiffs would be compensated fully for their efforts in creating and building the DPL Companies’ investment portfolio, and protecting Plaintiffs’ compensation regardless of whether they or the portfolio continued to be affiliated with the DPL Companies.  Annex A provided incentives to Plaintiffs to build a portfolio that would reward both the DPL Companies and Plaintiffs over time for the portfolio’s long-term investment returns.

          21.        All of Plaintiffs’ compensation and entitlements were set by the Compensation Committee of the DPL Board (the “Compensation Committee”) and were subject to multiple reviews by independent board members without a direct pecuniary interest under the plans.  As reflected in the minutes and reports of the Compensation Committee and the DPL Board, both executive officer compensation and Mr. Forster’s consulting compensation were determined by rigorous metrics.  Much of the process was overseen during the entire relevant period by a leading independent executive compensation firm, Sibson & Co.  The Compensation Committee was and is composed of individuals with extensive experience in business and executive compensation matters.

          22.        Plaintiffs, in their respective roles as Chairman of the DPL Board and as a senior executive, undertook responsibility for managing and/or advising on non-operational aspects of the DPL Companies’ business, including the one billion dollar investment portfolio, regularly meeting and interacting with the DPL Companies’ banks, analysts, rating agencies and the general partners of the funds and representing the DPL Companies on the advisory boards of more than 20 private equity groups.  They managed and/or advised on the management of billions of dollars in assets and were instrumental in providing long-term strategic direction to the DPL Companies.  The expertise and skills Plaintiffs employed on behalf of the DPL Companies allowed the DPL Companies and their investment portfolio to grow.

          23.        The DPL Board and Compensation Committee exercised its sound business judgment in setting the Plaintiffs’ compensation, had no conflicts of interest, and no personal stake in setting compensation.  With respect to Mr. Forster, he retired as CEO of the DPL Companies in 1996 in order to accept the independent consulting agreement he was offered.

The Deferred Compensation Plans and Amendments

          A.         The Plans

          19.        The Key Employee Deferred Compensation Plan (“DCP”) and the 1991 Amended Director’s Deferred Compensation Plan (“DDCP”) permitted Plaintiffs and others to defer all or a portion of compensation earned in a particular year.  All such deferred compensation was credited to the employee’s Standard Deferral Account (“SDA”) held by the Master Trust.  Earnings and market value of the SDA were based on personal investment options.

          20.        The Management Stock Incentive Plan (“MSIP”) permitted the Compensation Committee to grant SIUs (each SIU is equal to one share of DPL common stock) based on the achievement of certain performance criteria or at the Compensation Committee’s discretion.  The DPL Companies strongly encouraged officers and directors to hold large blocks of DPL SIUs.

          21.        The Key Employee Long-Term Incentive Plan (“LTIP”) permitted the Compensation Committee to grant annual bonus payments based on the achievement of long-term performance objectives.

          22.        The Key Employee Annual Management Incentive Program permitted the Compensation Committee to grant annual bonus payments based on the achievement of annual objectives.

          23.        The Supplemental Executive Retirement Plan (“SERP”), another executive plan pursuant to which executives accrued benefits, was terminated effective January 1, 2000 and the then-present values of future benefits were at that time credited to SDA accounts for Ms. Muhlenkamp and others.  Mr. Forster ceased to accrue benefits under the SERP plan at his retirement from his former position as Chief Executive Officer on December 31, 1996.

          B.         The Amendments

          24.        On June 23, 2003, the Compensation Committee recalculated the present value of each participants’, including Plaintiffs’, potential SERP benefits, had such plan continued, based on the participant’s entry date (June 1, 1974 for Mr. Forster; July 1, 1991 for Ms. Muhlenkamp) through April 30, 2003 (offset by qualified benefit plans and the previously determined accrued benefits, which had already been credited to the participant’s SDA).  This present value amount was then credited as compensation to participants’ respective SDAs in October 2003.

          25.        Prior to December 2003, there was no cap on a participant’s SDA balances.  Amendments enacted on December 2, 2003 by the Compensation Committee, required the DPL Companies (a) to distribute in cash to each respective active participant all but approximately $250,000 of any amount held in any active participant’s SDA if the account held more than $500,000, and (b) to distribute, commencing as of December 31, 2004, any amounts in excess of $450,000 in an active participant’s SDA on December 31 of each year, if the SDA account accumulated amounts in excess of $500,000.

          26.        The Compensation Committee had sound business reasons for capping deferred compensation account balances, including ceasing to manage substantial parts of an individual’s net worth, ending distortions to operating earnings caused by accounting requirements, eliminating the build-up of master trust assets on the balance sheet and ceasing to engage in dispute resolution with former directors and officers.

          27.        In addition, by letters dated December 18, 2003 signed by Jane Haley, Chair of the Compensation Committee, the DPL Board authorized participants who held SIUs in excess of their DPL share ownership obligations under the Executive Management Share Ownership Guidelines to request the Chief Executive Officer to convert the excess SIUs to cash and credit such amounts to the participants’ SDA.  The letters also stated that the Compensation Committee gave the CEO, or, in the CEO’s case, the Compensation Committee, discretion and authorization to consent to future requests to convert excess SIUs to cash.

          28.        None of these amendments provided for new compensation to Mr. Forster or Ms. Muhlenkamp.  The amendments concerned only the timing of the payment of compensation and benefits earned pursuant to benefit plans and deferral programs prior to December 2003, which had been deemed appropriate by the Compensation Committee over many years, and which had accrued over time – in Mr. Forster’s case, since the early 1980s.

          C.          The Distributions

          29.        On December 30, 2003, after Mr. Forster, Ms. Muhlenkamp and another executive, CEO Stephen Koziar, made the appropriate requests for distributions, Ms. Muhlenkamp, as Interim CFO, authorized Bank of America to make distributions from the Master Trust of the amounts from Plaintiffs’ SDAs necessary to fulfill their distribution requests.

          30.        The December 30th distributions included SIU amounts converted to cash and transferred to the SDAs.  Ms. Muhlenkamp converted all SIUs above the amount required by the Executive Management Ownership Guidelines.  Mr. Forster converted 108,973 SIUs.

          31.        All compensation awarded to Plaintiffs was approved by the Compensation Committee well before it was credited to the individual SDAs.  The compensation in these accounts was accumulated over a period of more than 20 years of service to the DPL Companies for Mr. Forster and 8 years for Ms. Muhlenkamp, and represents the vast majority of their life savings.  Plaintiffs could have chosen, as many other senior executives did, to insist on receiving all of their earned compensation when it was initially awarded.  Instead, Plaintiffs chose to defer substantial portions of their earned compensation (and much of it taken in the form of SIUs) based on their demonstrated support of, and belief in, the DPL Companies.

Plaintiffs Duly Perform Their Contractual Obligations

          32.        Mr. Forster worked for the DPL Companies for more than 25 years.  He led with imagination and vision, turning DPL into a highly regarded electric utility and building a billion-dollar investment portfolio for the DPL Companies.  Mr. Forster’s efforts for the DPL Companies spanned decades, deserved to be well-compensated, and the Compensation Committee recognized Mr. Forster’s efforts and performance in consistent renewal of his consulting agreement and annual bonus awards.

          33.        Throughout her tenure, Ms. Muhlenkamp was consistently commended by the DPL Board for her contributions to the DPL Companies and achievement of results, and most recently, for fulfilling two distinct roles, each with major, full-time responsibilities – as Interim CFO of the DPL Companies and as President of MVE.  Year after year, the DPL Board awarded Ms. Muhlenkamp significant bonuses in recognition of her efforts and substantial achievements.

Defendants Use the Thobe Allegations to Usurp
Plaintiffs’ Authority and Constructively Terminate Them

          34.        On March 15, 2004, the Audit Committee for the DPL Companies (the “Audit Committee”) engaged the Cincinnati law firm of Taft Stettinius & Hollister LLP (the “Taft firm”) to investigate speculative assertions about financial reporting and governance issues embodied in a March 10, 2004 memorandum from Daniel L. Thobe, the Corporate Controller of the DPL Companies.  The Taft firm also reviewed all compensation issues pursuant to an April 10, 2004 request by Defendants.

          35.        Prior to writing his memorandum, Mr. Thobe had participated in numerous meetings concerning the DPL Companies’ 2003 Form 10-K, as well as associated issues relating to Sarbanes-Oxley compliance, and never raised any of the issues discussed in his memorandum.  To the contrary, in February 2004, Mr. Thobe repeatedly and affirmatively vouched for the accuracy and integrity of the contents of the Form 10-K, as well as the DPL Companies’ processes and procedures. For example, in a February 11, 2004 “Entity Level Control Assessment,” Mr. Thobe provided written certifications to the DPL Companies confirming that he was not aware of any internal control deficiencies having been identified with respect to the DPL Companies’ financial statements and the DPL Companies’ processes and procedures.

          36.        Shortly before Mr. Thobe raised his allegations, Ms. Muhlenkamp, in her role as Interim CFO, had engaged Mr. Thobe in a frank discussion regarding his performance and, in her capacity as his supervisor, her dissatisfaction with the results of his efforts during his eight months with the DPL Companies.  Those performance deficiencies resulted in his being granted only a fraction of the 2003 bonus for which he was eligible.  Upon information and belief, Mr. Thobe informed the Taft firm during their interview with him that he thereafter retained counsel because he believed he was going to be fired.

          37.        Mr. Thobe’s memorandum was replete with assertions, innuendo and speculations that were inaccurate or at odds with the certifications he provided to the DPL Companies one month before.  The Taft firm found no basis whatever for the vast majority of the claims made by Mr. Thobe.  The Taft firm specifically noted that they found no basis to conclude that there were any uncorrected material inaccuracies in the DPL Companies’ financial statements and books and records.  The Taft firm also reported, after reviewing each of Mr. Thobe’s accusations, that many of his claims were either unfounded or based upon insupportable speculation.

          38.        Plaintiffs nevertheless were subjected to an irresponsible and overreaching investigation by the Taft firm that, with the assistance of the DPL Board, resulted in a vicious public assault on them.  Neither Mr. Forster nor Ms. Muhlenkamp was permitted to respond to the Audit Committee regarding the allegations during the investigation.  The Taft firm selectively interviewed disgruntled former employees and published unchallenged their grousings in their Report.  The Taft firm did not seek any input or unbiased assessments of the performance or professionalism of Plaintiffs (such as from the many bankers and analysts with whom Plaintiffs worked regularly).  Though the Taft firm’s report largely vindicated Plaintiffs’ management of the DPL Companies, their reputation has been damaged by the now-discredited allegations of a relatively recent and underperforming employee who believed himself in jeopardy of being terminated.

          39.        The Taft firm’s findings were embodied in a privileged and confidential “draft” report, dated April 26, 2004, that, upon information and belief, one or more members of the DPL Board or its agents improperly leaked to the Dayton Daily News on or about May 11, 2004.  This confidential and privileged draft report was posted on the Dayton Daily News website within days of its receipt by the DPL Board.

          40.        While allowing this internal investigation to spiral out of control, Defendants failed to disclose vital corporate information to Plaintiffs, failed to include Plaintiffs in corporate strategic planning, refused to conduct a board meeting despite Mr. Forster’s repeated requests (in his capacity as Chairman of the DPL Board), and improperly acted without Plaintiffs’ insight and/or approval on matters of great significance to the DPL Companies.  For its part, the DPL Board set out to undermine Plaintiffs’ authority and roles at the DPL Companies, impeded Plaintiffs’ ability to perform their roles as guaranteed by their contracts, and caused the DPL Companies to constructively terminate Plaintiffs.

          41.        Consequently, on May 16, 2004, Plaintiffs were forced to resign from their positions, although they expressly reserved all of their contractual rights.

Defendants Fail to Comply with Their Financial Reporting
Obligations and Improperly Attempt to Discredit Plaintiffs

          42.        Despite the Taft firm’s findings that no uncorrected material inaccuracies in the DPL Companies’ financial statements and books and records exists, Defendants have failed to file their annual Form 10-K report with the Securities and Exchange Commission.  This failure to provide and file the annual audited financial statements constitutes an event of default under the DPL Companies’ term loan and revolving credit facilities and results in default under the DPL Companies’ other debt agreements.  Consequently, the DPL Companies are, among other things, unable to draw on their credit facilities, unable to declare a common dividend and unable to hold their annual shareholders’ meeting.

          43.        Before their resignations, Plaintiffs repeatedly warned Defendants of the perils of failing to file the Form 10-K.  For example, Mr. Forster, in his May 10, 2004 response to the findings of the Taft firm, stated his fear “that in this age of executive inquisitions, despite receiving a clean bill of health on the Company’s financial statements and books and records from an independent investigation, the Company may nevertheless perish from corporate anaphylaxis as its lawyers, advisors, and auditors continue to investigate every tangential issue and revisit accounting decisions made years ago while avoiding signing off on financial statements that are accurate in all material respects.”  Ms. Muhlenkamp echoed these concerns in her May 10, 2004 response to the Taft firm’s findings:  “[T]here can be no excuse for the Company’s advisors, counsel, auditors and Board failing to produce a final Form 10-K for filing with the SEC immediately.”  In spite of Plaintiffs’ seniority, expertise, years of dedication and successful performance record, Defendants ignored their advice.

Defendants Attack Plaintiffs’ Compensation and
Attempt to Evade Their Contractual Obligations to Plaintiffs

          44.        Defendants have improperly and belatedly challenged, or threatened to challenge, Plaintiffs’ compensation and agreements, even though the terms of that compensation and the agreements have been known to and approved by the DPL Board and Compensation Committee, and even though payments under the respective agreements to Plaintiffs have been continuously made and approved.

          45.        For instance, on May 17, 2004, in accordance with the Forster Agreement, Mr. Forster sent Defendants a notice of conversion of his remaining SIUs.  On May 18, 2004, Ms. Muhlenkamp sent a similar notice of conversion of SIUs in accordance with the terms of the Muhlenkamp Agreement.

          46.        Upon information and belief, Defendants have failed to convert Plaintiffs SIUs and have not made payments when due of Plaintiffs’ remaining salary, deferred compensation, severance, benefits and/or other contractual entitlements.  Defendants also have failed to reimburse Plaintiffs for business expenses incurred in performing services on behalf of the DPL Companies and upon information and belief, have, without notice, cancelled Plaintiffs’ health and dental care insurance coverage in violation of their respective contracts and federal law.

          47.        Defendants have made statements to the press, through their spokesperson Fred Spar, that they intend improperly to seek recapture of monies earned, awarded, deferred by, and then distributed to Plaintiffs on December 30, 2003.  Defendants’ actions and threatened actions are unjustifiable.  Plaintiffs earned their compensation based on years of exemplary performance.  Plaintiffs’ right to their SDA balances, built with compensation earned with each day of service, cannot be taken away retroactively.

First Cause of Action
Plaintiff Forster against the DPL Companies
(Breach of Contract)

          48.        Plaintiff incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

          49.        The Forster Agreement is a valid, binding, enforceable agreement between the DPL Companies and Mr. Forster.

          50.        Mr. Forster has, at all times, performed his obligations under the Forster Agreement and is not in breach thereof.  At the time of the DPL Companies’ acts of breach and repudiation herein set forth, the Forster Agreement, but for the DPL Companies’ breach, continued to pose obligations of performance on Mr. Forster.

          51.        Through its actions detailed above, the DPL Companies have breached and repudiated the Forster Agreement by repeatedly claiming that they are not obligated to compensate Mr. Forster in the manner detailed in the Forster Agreement, thereby repudiating their obligation, by wrongfully withholding Mr. Forster’s stock options, SIUs, compensation and bonuses, and by otherwise giving Mr. Forster “good reason” to terminate his contract.

          52.        The DPL Companies’ breaches have harmed Mr. Forster by impeding his right to the compensation and other benefits he is entitled to recover pursuant to a termination for any reason under his contract.

          53.        On information and belief, the DPL Companies intend and threaten to breach further the Forster Agreement.

          54.        By reason of the foregoing, the DPL Companies are liable to Mr. Forster for breach of contract, the exact amount of damages to be proven at trial.

Second Cause of Action
Plaintiff Muhlenkamp against the DPL Companies
(Breach of Contract)

          55.        Plaintiff incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

          56.        The Muhlenkamp Agreement is a valid, binding, enforceable agreement between the DPL Companies and Ms. Muhlenkamp.

          57.        Ms. Muhlenkamp has, at all times, performed her obligations under the Muhlenkamp Agreement and is not in breach thereof.  At the time of the DPL Companies’ acts of breach and repudiation herein set forth, the Muhlenkamp Agreement, but for the DPL Companies’ breach, continued to pose obligations of performance on Ms. Muhlenkamp.

          58.        Through its actions detailed above, the DPL Companies have breached and repudiated the Muhlenkamp Agreement by repeatedly claiming that they are not obligated to compensate Ms. Muhlenkamp in the manner detailed in the

Muhlenkamp Agreement, thereby repudiating their obligation, by wrongfully withholding Ms. Muhlenkamp’s stock options, SIUs, compensation and bonuses, and by constructively terminating Ms. Muhlenkamp in the manner described above.

          59.        In addition, through its actions detailed above, the DPL Companies intend and threaten to breach further the Muhlenkamp Agreement.

          60.        The DPL Companies’ breaches have harmed Ms. Muhlenkamp by impeding her right to the compensation and other benefits she is entitled to recover pursuant to a termination for any reason under her contract.

          61.        By reason of the foregoing, the DPL Companies are liable to Ms. Muhlenkamp for breach of contract, the exact amount of damages to be proven at trial.

Third Cause of Action
Plaintiff Forster against the DPL Companies
(Conversion)

          62.        Plaintiff incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

          63.        Mr. Forster is the rightful owner of a specific and identifiable number of SIUs, which are currently held by the DPL Companies.

          64.        Mr. Forster has an immediate right to possess these SIUs under the terms of the Forster Agreement and the DPL Companies’ various plans and amendments.

          65.        On May 17, 2004, Mr. Forster demanded that the DPL Companies convert his SIUs to cash and transfer such compensation to his SDA.

          66.        The DPL Companies have refused Mr. Forster’s demand and have deliberately and wrongfully withheld Mr. Forster’s SIUs.

          67.        By reason of the foregoing, the DPL Companies are liable to Mr. Forster for conversion, the exact amount of damages to be proven at trial.

Fourth Cause of Action
Plaintiff Muhlenkamp against the DPL Companies
(Conversion)

          68.        Plaintiff incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

          69.        Ms. Muhlenkamp is the rightful owner of a specific and identifiable number of SIUs, which are currently held by the DPL Companies.

          70.        Ms. Muhlenkamp has an immediate right to possess these SIUs under the terms of the Muhlenkamp Agreement and the DPL Companies’ various plans and amendments.

          71.        On May 18, 2004, Ms. Muhlenkamp demanded that the DPL Companies convert her SIUs to cash and transfer such compensation to her SDA.

          72.        The DPL Companies have refused Ms. Muhlenkamp’s demand and have deliberately and wrongfully withheld Ms. Muhlenkamp’s SIUs.

          73.        By reason of the foregoing, the DPL Companies are liable to Ms. Muhlenkamp for conversion, the exact amount of damages to be proven at trial.

Fifth Cause of Action
Plaintiff Forster against the DPL Companies
(Promissory Estoppel)

          74.        Plaintiff incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

          75.        Defendants made statements to Mr. Forster concerning severance benefits, stock options, SIUs and other benefits he would receive as a result of his engagement by the DPL Companies.  These statements by Defendants to Mr. Forster were misrepresentations of fact.

          76.        Defendants should reasonably have expected their misrepresentations to induce action or forbearance on the part of Mr. Forster.

          77.        Defendants’ misrepresentations concerning the benefits they would provide Forster induced action or forbearance by Forster.

          78.        Defendants have refused to provide the benefits they represented they would provide Mr. Forster, and Mr. Forster has been damaged by Defendants’ refusal to honor their commitments.

          79.        Mr. Forster has suffered a detriment caused by his reliance on Defendants’ misrepresentations.

Sixth Cause of Action
Plaintiff Muhlenkamp against the DPL Companies
(Promissory Estoppel)

          80.        Plaintiff incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

          81.        Defendants made statements to Ms. Muhlenkamp concerning severance benefits, stock options, SIUs and other benefits she would receive as a result of her employment by the DPL Companies.  These statements by Defendants to Ms. Muhlenkamp were misrepresentations of fact.

          82.        Defendants should reasonably have expected their misrepresentations to induce action or forbearance on the part of Ms. Muhlenkamp.

          83.        Defendants’ misrepresentations concerning the benefits they would provide Ms. Muhlenkamp induced action or forbearance by Ms. Muhlenkamp.

          84.        Defendants have refused to provide the benefits they represented they would provide Ms. Muhlenkamp, and Ms. Muhlenkamp has been damaged by Defendants’ refusal to honor their commitments.

          85.        Ms. Muhlenkamp has suffered a detriment caused by her reliance on Defendants’ misrepresentations.

Seventh Cause of Action
Plaintiff Forster against the DPL Companies
(Declaratory Relief)

          86.        Plaintiff incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

          87.        This is an action for declaratory judgment pursuant to Chapter 86 of the Florida Statutes.

          88.        Plaintiff Mr. Forster is in doubt about his rights under the Forster Agreement.

          89.        There exists a bonafide, actual, present, and practical need for a declaration as to Mr. Forster’s rights under the Forster Agreement.

          90.        The declaration sought by Mr. Forster concerns a present, ascertained or ascertainable state of facts, or a present controversy as to a state of facts.

          91.        Mr. Forster’s rights under the Forster Agreement are dependent upon the facts recited herein and/or upon the law applicable to those facts.

          92.        Mr. Forster and the Defendants have an actual, present, adverse, and antagonistic interest, in either law or fact, in the Forster Agreement which is the subject of this declaratory action.

          93.        The antagonistic and adverse interest of Mr. Forster and the Defendants are all before the Court by proper process.

          94.        The relief sought in this declaratory action by Mr. Forster is not merely the giving of legal advice or the answer to questions propounded for curiosity.

          95.        Mr. Forster seeks a declaration as to whether he is entitled to the benefits described above under the Forster Agreement.

Eighth Cause of Action
Plaintiff Muhlenkamp against the DPL Companies
(Declaratory Relief)

          96.        Plaintiff incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

          97.        This is an action for declaratory judgment pursuant to Chapter 86 of the Florida Statutes.

          98.        Plaintiff Ms. Muhlenkamp is in doubt about her rights under the Muhlenkamp Agreement.

          99.        There exists a bonafide, actual, present, and practical need for a declaration as to Ms. Muhlenkamp’s rights under the Muhlenkamp Agreement.

          100.      The declaration sought by Ms. Muhlenkamp concerns a present, ascertained or ascertainable state of facts, or a present controversy as to a state of facts.

          101.      Ms. Muhlenkamp’s rights under the Muhlenkamp Agreement are dependent upon the facts recited herein and/or upon the law applicable to those facts.

          102.      Ms. Muhlenkamp and the Defendants have an actual, present, adverse, and antagonistic interest, in either law or fact, in the Muhlenkamp Agreement which is the subject of this declaratory action.

          103.      The antagonistic and adverse interest of Ms. Muhlenkamp and the Defendants are all before the Court by proper process.

          104.      The relief sought in this declaratory action by Ms. Muhlenkamp is not merely the giving of legal advice or the answer to questions propounded for curiosity.

          105.      Ms. Muhlenkamp seeks a declaration as to whether she is entitled to the benefits described above under the Muhlenkamp Agreement.

Claim for Relief

          WHEREFORE, Plaintiffs demand judgment against Defendants:

a.

On the first cause of action, Plaintiff Forster demands judgment against Defendants for compensatory damages, interest, costs, attorneys’ fees, and such further relief as the Court deems just and proper;

b.

On the second cause of action, Plaintiff Muhlenkamp demands judgment against Defendants for compensatory damages, interest, costs, attorneys’ fees, and such further relief as the Court deems just and proper;

c.	On the third cause of action, Plaintiff Forster demands judgment against Defendants for compensatory damages, interest, costs, and such further relief as the Court deems just and proper;

d.	On the fourth cause of action, Plaintiff Muhlenkamp demands judgment against Defendants for compensatory damages, interest, costs, and such further relief as the Court deems just and proper;

e.	On the fifth cause of action, Plaintiff Forster demands judgment against Defendants for compensatory damages, interest, costs, and such further relief as the Court deems just and proper;

f.	On the sixth cause of action, Plaintiff Muhlenkamp demands judgment against Defendants for compensatory damages, interest, costs, and such further relief as the Court deems just and proper.

g.

On the seventh cause of action, Plaintiff Forster prays for a judgment in his favor and against the Defendants, declaring that he is entitled to recover all benefits under the Forster Agreement, and awarding costs and such further relief as the Court deems just and proper; and

h.

On the eighth cause of action, Plaintiff Muhlenkamp prays for a judgment in her favor and against the Defendants, declaring that she is entitled to recover all benefits under the Forster Agreement, and awarding costs and such further relief as the Court deems just and proper.

BEDELL, DITTMAR, DeVAULT, PILLANS & COXE
Professional Association

By:	/s/

John A. DeVault, III
Florida Bar No. 103979
Patrick P. Coll
Florida Bar No. 0084670
The Bedell Building
101 East Adams Street
Jacksonville, Florida 32203
	Telephone:	(904) 353-0211
	Facsimile:	(904) 353-9307

- and -

ARKIN KAPLAN LLP

Stanley S. Arkin
Charles S. Sullivan
Danielle Sallah
590 Madison Avenue
New York, New York 10022
	Telephone:	(212) 333-0200
	Facsimile:	(212) 333-2350

Attorneys for Plaintiffs Peter H. Forster and Caroline E. Muhlenkamp

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